Kirkland Lake Gold Ltd. (“Kirkland”) FORM OF PROXY (“PROXY”)

Special Meeting November 26, 2021 at 11:00 a.m. (Toronto time) Virtual Meeting: https://virtual-meetings.tsxtrust.com/1231 Password: kirkland2021 (case sensitive) (the "Meeting")

RECORD DATE:	October 13, 2021
CONTROL NUMBER:
SEQUENCE #:
FILING DEADLINE FOR PROXY:	November 24, 2021 at 11:00 a.m. (Toronto time)

VOTING METHOD
INTERNET	Go to www.voteproxyonline.com and enter the 12 digit control number above
FACSIMILE	416-595-9593
MAIL	TSX Trust Company 301 - 100 Adelaide Street West Toronto, Ontario, M5H 4H1

The undersigned hereby appoints Anthony Makuch, President and Chief Executive Officer of Kirkland, whom failing Jennifer Wagner, Executive Vice President, Corporate Affairs and Sustainability of Kirkland (the "Management Nominees"), or instead of any of them, the following Appointee

Please print appointee name

as proxyholder on behalf of the undersigned with the power of substitution to attend, act and vote for and on behalf of the undersigned in respect of all matters that may properly come before the Meeting and at any adjourned or postponed Meeting, to the same extent and with the same power as if the undersigned were personally present at the said Meeting or such adjourned or postponed Meeting in accordance with voting instructions, if any, provided below.

In order to participate in the virtual meeting, proxyholders must obtain a control number by emailing to TSX Trust Company at tsxtrustproxyvoting@tmx.com, a completed "Request for Control Number" form, which can be found at https://tsxtrust.com/resource/en/75. Requests for control numbers must be made at least 48 hours before the time of the Meeting.

- SEE VOTING GUIDELINES ON REVERSE -
RESOLUTIONS – MANAGEMENT VOTING RECOMMENDATIONS ARE INDICATED BY HIGHLIGHTED TEXT ABOVE THE BOXES

1. Arrangement Resolution	FOR	AGAINST
To consider, pursuant to an interim order of the Ontario Superior Court of Justice (Commercial List) dated October 29, 2021, and if deemed advisable, to pass, with or without variation, a special resolution, the full text of which is set forth in Appendix B to the accompanying joint management information circular of Agnico Eagle Mines Limited ("Agnico") and Kirkland dated October 29, 2021 (the "Circular") approving a statutory plan of arrangement under section 182 of the Business Corporations Act (Ontario) involving, among others, Agnico and Kirkland, in accordance with the terms of the merger agreement dated September 28, 2021 between Agnico and Kirkland (as amended, supplemented or otherwise modified from time
to time), as more particularly described in the Circular.	☐	☐

This proxy revokes and supersedes all earlier dated proxies and MUST BE SIGNED

PLEASE PRINT NAME	Signature of registered owner(s)	Date (MM/DD/YYYY)

Proxy Voting - Guidelines and Conditions

1. THIS PROXY IS SOLICITED BY MANAGEMENT OF KIRKLAND.

2. THIS PROXY SHOULD BE READ IN CONJUNCTION WITH THE MEETING MATERIALS PRIOR TO VOTING.

3. If you appoint the Management Nominees to vote your securities, they will vote in accordance with your instructions or, if no instructions are given, in accordance with the Management Voting Recommendations highlighted for each Resolution on the reverse. If you appoint someone else to vote your securities, they will also vote in accordance with your instructions or, if no instructions are given, as they in their discretion choose.

4. This proxy confers discretionary authority on the person named to vote in his or her discretion with respect to amendments or variations to the matters identified in the Notice of the Meeting accompanying the proxy or such other matters which may properly come before the Meeting or any adjourned or postponed Meeting.

5. Each security holder has the right to appoint a person other than the Management Nominees specified herein to represent them at the Meeting or any adjourned or postponed Meeting. Such right may be exercised by inserting in the space labeled "Please print appointee name", the name of the person to be appointed, who need not be a security holder of Kirkland.

6. To be valid, this proxy must be signed. Please date the proxy. If the proxy is not dated, it is deemed to bear the date of its mailing to the security holders of Kirkland.

7. To be valid, this proxy must be filed using one of the Voting Methods and must be received by TSX Trust Company before the Filing Deadline for Proxies, noted on the reverse or in the case of any adjournment or postponement of the Meeting not less than 48 hours (Saturdays, Sundays and holidays excepted) before the time of any adjourned or postponed Meeting. Late proxies may be accepted or rejected by the Chair of the Meeting in his or her discretion, and the Chair is under no obligation to accept or reject any particular late proxy. The time limit for the deposit of proxies may be waived or extended by the Chair of the Meeting at his or her discretion.

8. If the security holder is a corporation, the proxy must be executed by an officer or attorney thereof duly authorized, and the security holder may be required to provide documentation evidencing the signatory's power to sign the proxy.

9. Guidelines for proper execution of the proxy are available at www.stac.ca. Please refer to the Proxy Protocol.

Investor inSite

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To register, please visit
www.tsxtrust.com/investorinsite

Click on, "Register" and complete the registration form. Call us toll free at 1-866-600-5869 with any questions.

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